July 10, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K, dated on or about July 10, 2013, of Roma Financial Corporation and agree with the statements  contained in the second and third paragraphs  therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,